July 15, 2025

R. Ramsey Hamady
Chief Financial Officer
NuScale Power Corporation
1100 NE Circle Blvd.
Suite 200
Corvallis, Oregon 97330

       Re: NuScale Power Corporation
           Form 10-K for The Fiscal Year Ended December 31, 2024
           Filed March 3, 2025
           File No. 001-39736
Dear R. Ramsey Hamady:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for The Fiscal Year Ended December 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 40

1. We note cost of sales decreased to $4.9 million from $18.9 million in the prior year;
       however, we note no discussion of the decrease. Please revise future filings to explain the factors that contribute to changes in financial statement line items, including revenue and cost of sales, between periods. Quantify, where possible, the extent to which each factor contributed to the overall change, including the impact of offsetting factors. Refer to Items 303(a) and (b) of Regulation S-K and SEC Release No. 33-
       8350.
 July 15, 2025
Page 2

Item 15. Exhibits and Financial Statement Schedules
Exhibits 31.1 and 31.2, page 50

2. We note the officer certifications included in Exhibits 31.1 and 31.2 exclude the introductory language in paragraph 4 regarding each officers' responsibility for establishing and maintaining internal control over financial reporting, in addition to their responsibility for establishing and maintaining disclosure controls and procedures. Please revise future annual and quarterly filings to ensure each Section
       302 certification includes all the prescribed language set forth in Item 601(b)(31)(i) of
       Regulation S-K.
Exhibit 32.2, page 52

3. Please ensure all future filings include the correct Chief Financial Officer's name in the certification. The name included in the current certification does not match the signer's name.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 16. Related Party Transactions, page F-25

4. We note your disclosures of transactions recognized in your financial statements related to Fluor, a related party. Please revise your financial statements in future annual and quarterly filings to state amounts of related party transactions on the face of your balance sheets, statements of operations, and statements of cash flows as required by Rule 4-08(k) of Regulation S-X.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing